

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2010

Gideon Wertheizer
Chief Executive Officer
CEVA, Inc.
2033 Gateway Place, Suite 150
San Jose, California 95110-1002

> **Re:** **CEVA, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 0-49842**

Dear Mr. Wertheizer:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief